UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                             ICN Pharmaceutical, Inc
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     common stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   448924100
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Dermot Mullen
                               Compliance Manager
                          Bank of Ireland, Head Office
                              Lower baggot Street
                               Dublin 2, Ireland
                               011-353-1-6615933


                               Jeffrey M. Elliott
                            Executive Vice President
                          Iridian Asset Management LLC
                               276 Post Road West
                            Westport, CT 06880-4704
                                  203-341-9009
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                May 20, 2003

--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

     If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 16 Pages

CUSIP No. 448924100           Schedule 13D             Page 2 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Governor and Company of the Bank of Ireland


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 3 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       IBI Interfunding


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Republic of Ireland

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 4 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BancIreland/First Financial, Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       New Hampshire

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 5 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       BIAM (US) Inc.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       AF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 6 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Asset Management LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IA

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 7 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       COLE Partners LLC


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             191,200
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       191,200

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       191,200

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC


--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D             Page 8 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Iridian Private Business Value Equity Fund, L.P.


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       PF

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             191,200
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       191,200

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       191,200

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       0.2%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       PN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100          Schedule 13D            Page 9 of 16 Pages


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David L. Cohen


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO

--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100           Schedule 13D            Page 10 of 16 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Harold J. Levy


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [ X ]
                                                             (b)  [   ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

       OO


--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             6,538,132
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       6,538,132

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       6,538,132

--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       7.8%

--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IN

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 448924100          Schedule 13D               Page 11 of 16 Pages


This Amendment No. 1 amends and supplements the Schedule 13D filed on September 6, 2002 with the Securities and Exchange Commission, and relates to the common stock, par value $.01 per share (the "Common Stock"), of ICN Pharmaceuticals, Inc., a Delaware corporation (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to them in the initial filing.

The information presented on the cover sheets for each filing person is based upon ownership as of May 27, 2003. The percent of class is based upon 83,895,945 shares of comon stock issued and outstanding as of May 12, 2003 as reported by the Issuer on its Form 10-Q for the quarter ended March 31, 2003.


Item 2.   Identity and Background.

Item 2 of Schedule 13D is amended to read in its entirety as follows:

This statement is filed by The Governor and Company of the Bank of Ireland (the "Bank of Ireland"), IBI Interfunding ("IBI"), BancIreland/First Financial, Inc. ("BancIreland"), BIAM (US) Inc., Iridian Asset Management LLC ("Iridian"), COLE Partners LLC ("COLE"), Iridian Private Business Value Equity Fund, L.P. ("Iridian Private Business"), David L. Cohen ("Cohen") and Harold J. Levy ("Levy") (collectively, the "Reporting Persons").

The principal business address of Bank of Ireland and IBI is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

The principal business address of BancIreland is Junction  Marketplace #27, 1011
N. Main Street, White River Junction, VT 05501.

The principal business address of BIAM (US) Inc. is Liberty Park #15, 282 Route 101, Amherst, NH 03110.

The principal business address of Iridian, COLE, Iridian Private Business, Mr. Cohen and Mr. Levy is c/o Iridian Asset Management LLC, 276 Post Road West, Westport, CT 06880-4704.

Bank of Ireland and IBI are Ireland corporations. BancIreland is a New Hampshire corporation. BIAM (US) Inc. is a Delaware corporation. Iridian and COLE are Delaware limited liability companies. Iridian Private Business is a Delaware limited partnership. Mr. Cohen and Mr. Levy are citizens of the United States.

The principal business of Bank of Ireland is the provision of financial services. Bank of Ireland is the sole shareholder of IBI. The principal business of IBI is to serve as a holding company. IBI is the sole shareholder of BancIreland. The principal business of BancIreland is to serve as a holding company. BancIreland is the sole shareholder of BIAM (US) Inc. The principal business of BIAM (US) Inc. is to serve as a holding company. BIAM (US) Inc. holds 61% of the equity interests of Iridian.

Iridian is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, and its principal business is managing a number of accounts containing securities over which Iridian has voting and dispositive power. Iridian is also the sole member of COLE.

The principal business of COLE is serving as the general partner of Iridian Private Business. The principal business of Iridian Private Business is investing in securities. Iridian serves as the investment adviser to Iridian Private Business. COLE, as the general partner of Iridian Private Business, and Iridian, as the sole member of COLE and investment adviser to Iridian Private Business, share voting and dispositive power over the investments of Iridian Private Business. Each of Messrs. Cohen and Levy indirectly owns a minority equity interest in Iridian and, as his principal occupation, serves as a director, executive officer and chief investment officer of Iridian.

CUSIP No. 448924100          Schedule 13D               Page 12 of 16 Pages

The directors of Bank of Ireland are Michael Soden, Denis O'Brien, Laurence Crowley, Richard Burrows, Caroline Marland, Raymond MacSharry, Mary Redmond, Roy Bailie, Maurice Keane, Brian Goggin, Donal Greaney, John O'Donovan and Thomas Moran. The executive officers of Bank of Ireland are Michael Soden, John Collins, Des Crowley, Cyril Dunne, Brian Goggin, Roy Keenan, John O'Donovan and Jeff Warren. The principal occupation of each such person is to serve as an officer or director of Bank of Ireland, and the principal business address of each such person, other than Mr. Goggin, is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland. The principal business address of Mr. Goggin is c/o Bank of Ireland Asset Management, 26 Fitzwilliam Place, Dublin 2, Ireland.

The directors and executive officers of IBI are Peter Nugent, John Clifford, Giles Kerr and Sheila Neary. The principal occupation of each such person is to serve as an officer or director of Bank of Ireland, and the principal business address of each such person is c/o Bank of Ireland, Head Office, Lower Baggot Street, Dublin 2, Ireland.

The sole director and executive officer of BancIreland is Diane Morrison, whose principal occupation is to serve as an employee of BancIreland and its subsidiaries, and the principal business address of each such person is c/o BIAM
(US) Inc., Liberty Park #15, 282 Route 101, Amherst, NH 03110.

The directors and executive officers of BIAM (US) Inc. are Denis Curran, Diane Morrison and Sean O'Dwyer. The principal occupations of Messrs. Curran and O'Dwyer is to serve as an officer or director of Bank of Ireland Asset Management. The principal business address of Mr. Curran is c/o Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Lane, Greenwich, CT 06830. The principal business address of Mr. O'Dwyer is c/o Bank of Ireland Asset Management, 26 Fitzwilliam Place, Dublin 2, Ireland.

The directors of Iridian are William Cotter, Brian Goggin, Denis Curran, Sean O'Dwyer, Lelia Long, Stephen Holland, Rosemary Mahon, Jeffrey M. Elliott, Alice Hicks, Mr. Cohen and Mr. Levy. The executive officers of Iridian are Messrs. Cohen, Levy and Elliott and Ms. Hicks. The principal occupation of each of Messrs. Cohen, Levy, Elliott and Ms. Hicks is to serve as an officer and director of Iridian, and the principal business address of each such person is c/o Iridian, 276 Post Road West, Westport, CT 06880-4704. The principal occupation of Mr. Cotter is to serve as Chairman of Iridian, and his principal business address is c/o Bank of Ireland Asset Management, 26 Fitzwilliam Place, Dublin 2, Ireland. The principal occupations of Ms. Long, Mr. Holland and Ms. Mahon are to serve as employees of Bank of Ireland Asset Management (U.S.) Limited, and their principal business address is c/o Bank of Ireland Asset Management (U.S.) Limited, 75 Holly Lane, Greenwich, CT 06830.

None of the Reporting Persons nor any of the directors or executive directors of any of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is amended to read in its entirety as follows:

Item 3.         Source and Amount of Funds or Other Consideration.

The securities reported in Item 5 as beneficially owned by the Reporting Persons were acquired as follows: Accounts managed by Iridian (excluding Iridian Private Business) purchased an aggregate of 6,346,932 shares of Common Stock for total consideration (including brokerage commissions) of approximately $153.2 million derived from the capital of the managed accounts.

Iridian Private Business purchased an aggregate of 191,200 shares of Common Stock for a total consideration (including brokerage commissions) of approximately $4.3 million derived from the capital of Iridian Private Business.

CUSIP No. 448924100          Schedule 13D               Page 13 of 16 Pages

Item 5.   Interest in Securities of the Issuer..

Item 5 of Schedule 13D is amended to read in its entirety as follows:

Item 5. Interest in  Securities  of the Issuer.

(a), (b) As of May 27, 2003, the Reporting Persons may be deemed to beneficially own in the aggregate 6,538,132 shares of Common Stock, representing 7.8% of the outstanding Common Stock (the percentage of shares of Common Stock owned being based upon 83,895,945 shares of Common Stock outstanding at May 12, 2003 as set forth in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2003).

The Reporting Persons may be deemed to have direct beneficial ownership of shares of Common Stock as follows:

Name                          Number of Shares                Percentage

Iridian (1)                   6,346,932                          7.6%
Iridian Private Business        191,200                          0.2%

(1) The shares of Common Stock set forth above for Iridian do not include the shares of Common Stock held by Iridian Private Business.

Iridian has direct beneficial ownership of the shares of Common Stock in the accounts which it manages. In addition, Iridian is the investment adviser for Iridian Private Business. In such capacity, Iridian has the right to vote and direct the disposition of shares of Common Stock held by such entities and, consequently, has beneficial ownership of such shares.

BIAM (US) Inc., as the controlling member of Iridian, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian. BancIreland, as the sole shareholder of BIAM (US) Inc., may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BIAM (US) Inc. IBI, as the sole shareholder of BancIreland, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by BancIreland. Bank of Ireland, as the sole shareholder of IBI, may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by IBI. Messrs. Cohen and Levy may be deemed to possess beneficial ownership of the shares of Common Stock beneficially owned by Iridian by virtue of having the power to vote and direct the disposition of shares of Common Stock as joint Chief Investment Officers of Iridian. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

COLE, as the sole general partner of Iridian Private Business, may be deemed to own beneficially shares of Common Stock of which Iridian Private Business may be deemed to possess direct beneficial ownership. Iridian, as the sole member of COLE, may be deemed to possess beneficial ownership of the shares of Common Stock that are beneficially owned by COLE.

Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of 6,346,932 shares of Common Stock. Messrs. Cohen and Levy may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares. Messrs. Cohen and Levy disclaim beneficial ownership of such shares.

Iridian has the direct power to vote or direct the vote, and the direct power to dispose or direct the disposition, of the 191,200 shares of Common Stock held by Iridian Private Business. COLE (in addition to Messrs. Cohen and Levy) may be deemed to share with Iridian the power to vote or direct the vote and to dispose or direct the disposition of such shares.

(c) Other than the transactions described in Schedule I of this statement, no Reporting Person nor any director or executive officer of any Reporting Person has effected any transactions in the Common Stock during the past 60 days.

(d) No person other than the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, any of the Common Stock beneficially owned by the Reporting Persons, except that the dividends from, or proceeds from the sale of, shares of Common Stock in each respective account managed by Iridian (or, in the case of First Eagle, managed by Messrs. Cohen and Levy) will be delivered into each such respective account.

(e) Not applicable.

CUSIP No. 448924100           Schedule 13D           Page 14 of 16 Pages


                                   SIGNATURE.


     After reasonable inquiry and to the best of its or his knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Date: May 29, 2003


                              THE GOVERNOR AND COMPANY OF THE BANK OF IRELAND

                         By:  /s/ John Clifford
                              ----------------------------------
                              John Clifford
                              Group Secretary


                              IBI INTERFUNDING

                         By:  /s/ Peter Nugent
                              ----------------------------------
                              Peter Nugent
                              Secretary


                              BANCIRELAND/FIRST FINANCIAL, INC.

                         By:  /s/ Diane Morrison
                              ----------------------------------
                              Diane Morrison


                              BIAM (US) INC.

                         By:  /s/ Diane Morrison
                              ----------------------------------
                              Diane Morrison
                              Director

CUSIP No. 448924100          Schedule 13D               Page 15 of 16 Pages


                              IRIDIAN ASSET MANAGEMENT LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                              IRIDIAN PRIVATE BUSINESS VALUE EQUITY FUND, L.P.
                         By:  COLE PARTNERS LLC

                         By:  /s/ Jeffrey M. Elliott
                              ----------------------------------
                              Jeffrey M. Elliott, Executive Vice President


                         By:  /s/ David L. Cohen
                              ----------------------------------
                              David L. Cohen, individually


                         By:  /s/ Harold J. Levy
                              ----------------------------------
                              Harold J. Levy, individually

CUSIP No. 448924100          Schedule 13D               Page 16 of 16 Pages



                                   SCHEDULE I
                 REPORTING PERSONS TRANSACTIONS IN COMMON STOCK


Unless otherwise indicated, each of the transactions described below was a purcuase of Common Stock by Iridian for cash on the New York Stock Exchange.


Date                                      Numbere of Shares    Price Per Shares

03/03/03         Buy                              700                $9.6600
03/07/03         Buy                            3,300                $9.2351
03/31/03         Buy                            9,400                $8.8800
05/14/03         Buy                          111,000               $10.3000
05/15/03         Buy                           84,300               $10.4854
05/16/03         Buy                           20,000               $10.5000
05/19/03         Buy                           80,000               $10.3490
05/20/03         Buy                          252,800               $10.3955
05/21/03         Buy                            5,800               $10.4100
05/22/03         Buy                          249,800               $11.7286
05/23/03         Buy                          226,200               $12.9999


04/08/03        Sell                           32,000                $8.2673
04/23/03        Sell                           19,000                $8.3151
04/24/03        Sell                              200                $8.4400
04/28/03        Sell                            2,800                $8.6521
05/02/03        Sell                            1,600                $8.7900


03/03/03     Deliver In                         5,100                $9.6200
04/09/03     Deliver In                         6,600                $8.2600


03/03/03     Deliver Out                        5,100                $9.6200
03/19/03     Deliver Out                        6,600                $8.8400
04/22/03     Deliver Out                       54,000                $8.1900


(1) Price includes commission.